# Chaia Georgetown LLC
## Statement of Cash Flows
### January through December 2020

|  | Jan - Dec 20 |
| --- | --- |
| **OPERATING ACTIVITIES** |  |
| Net Income | 215,127.62 |
| Adjustments to reconcile Net Income |  |
| to net cash provided by operations: |  |
| 1201 · Credit Card Receivable | 1,589.31 |
| 1250 · 3PM Receivables | 1,379.76 |
| 1255 · AR Receivables | -1,650.00 |
| 1266 · ERTC Receivable | -49,290.37 |
| 1300 · Inventory | 9,712.72 |
| 1300 · Inventory:1310 · Food Inventory | -1,878.27 |
| 1300 · Inventory:1311 · NA Bev Inventory | -1,135.02 |
| 1300 · Inventory:1320 · Beer Inventory | -120.60 |
| 1300 · Inventory:1330 · Liquor Inventory | -88.88 |
| 1300 · Inventory:1340 · Wine Inventory | -117.26 |
| 1300 · Inventory:1350 · Packaging Inventory | -2,968.63 |
| 1400 · Prepaid Expenses | 798.46 |
| 1400 · Prepaid Expenses:1402 · Prepaid Marketing/Advertising | -537.00 |
| 1400 · Prepaid Expenses:1420 · Prepaid Taxes and Licenses:1420.1 · Prepaid Basic Business License | -301.16 |
| 1401 · Prepaid ABRA | -195.75 |
| 1405 · Prepaid Trademark | -693.79 |
| 1410 · Prepaid Insurance | -4,168.08 |
| 2000 · Accounts Payable | -149,397.05 |
| 2100 · Credit Card Payable:2101 · AMEX Credit Card (82005) | -11,268.32 |
| 2100 · Credit Card Payable:2105 · Capital One Credit Card (5367) | -19,831.82 |
| 2100 · Credit Card Payable:2110 · CapOne (5513) - OLD | 477.29 |
| 2710 · Wells Fargo -Loulies (MC-1774) | -13,890.16 |
| 2120 · Insurance payable | 1,818.80 |
| 2300 · Sales Tax Payable | 4,764.75 |
| 2400 · Payroll Liabilities:2411 · Accrued Wages | 138.59 |
| 2400 · Payroll Liabilities:2412 · Accrued Payroll Taxes | -141.77 |
| 2400 · Payroll Liabilities:2420 · Tips Payable | -1,353.00 |
| 2600 · Gift cards | -32.97 |
| 2701 · Due to/from Chaia LLC | -261,279.44 |
| 2702 · Due to/from Chaia MVT | -34,343.83 |
| 2703 · Loan from Bettina Stern | -18,347.64 |
| 2704 · Loan from Intuit (GT) | -16,323.01 |
| 2705 · Loan from Intuit (LLC) | -25,984.83 |
| 2711 · Adams Burch Loan Payable | -11,299.07 |
| **Net cash provided by Operating Activities** | -390,830.42 |
| **INVESTING ACTIVITIES** |  |
| 1600 · Accumulated Depreciation | 29,790.00 |
| 1800 · 1 Organizational Costs:1850 · 2 Org Accumulated Amortization | 5,666.04 |
| **Net cash provided by Investing Activities** | 35,456.04 |
| **FINANCING ACTIVITIES** |  |
| 2810 · Loan from Eagle Bank | -37,051.89 |
| 2815 · Loan Payable - Navitas (Toast) | -4,408.56 |
| 2822 · SBA COVID-19 Loan | 500,000.00 |
| 32000 · Retained Earnings | 255,979.44 |
| **Net cash provided by Financing Activities** | 714,518.99 |
| **Net cash increase for period** | 359,144.61 |
| **Cash at beginning of period** | 11,453.40 |
| **Cash at end of period** | **370,598.01** |